

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

<u>Via E-Mail</u>
August J. Moretti
Chief Financial Officer
DepoMed, Inc.
7999 Gateway Boulevard, Suite 300
Newark, California 94560

      Re: **DepoMed, Inc.**
             Form 10-K for the year ended December 31, 2012
             Filed February 22, 2013
             File No. 001-13111

Dear Mr. Moretti:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

                           Sincerely,

                           /s/ Jeffrey P. Riedler

                           Jeffrey P. Riedler
                           Assistant Director

cc: <u>Via E-Mail</u>
        Matthew M. Gosling